PMU News Release #12-08 TSX: PMU OTCQX: PFRMF

September 25, 2012

OCEANAGOLD CORPORATION TAKES PLACEMENT IN
PACIFIC RIM MINING CORP. AT 25% MARKET PREMIUM

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) and OceanaGold Corporation (“OceanaGold”) are pleased to announce Pacific Rim’s intent to complete a non-brokered private placement financing whereby OceanaGold will purchase 42,150,000 common shares of Pacific Rim at CAD $0.10 per share, for total proceeds of CAD $4,215,000. Closing of the financing is expected to take place on or before October 3, 2012 and is subject to receipt of all required regulatory approvals.

Highlights:

  Purchase price represents a 25% premium to Pacific Rim’s 20-day volume weighted average closing price on the Toronto Stock Exchange
  Financing at a premium to a single investor minimizes dilution to Pacific Rim shareholders and provides “big brother” shareholder with synergistic exploration and management philosophy
  Funds raised will move El Dorado arbitration forward
  High quality of El Dorado gold project underscores OceanaGold’s investment

“This investment is a win-win for both companies and we are thrilled to have the backing of OceanaGold,” states Tom Shrake, President and CEO of Pacific Rim. “OceanaGold is a very solid mining group with the proven ability to efficiently build and operate mines in challenging jurisdictions, and we have no doubt that their expertise will be a valuable asset in support of our endeavors. Importantly, this strategic financing enables Pacific Rim to move forward with the final stage of the El Dorado arbitration case. We remain optimistic the Government of El Salvador will see the economic benefits of our precedent-setting environmental design for the El Dorado mine and we can work together to develop a Salvadoran mining industry that places the highest priority on environmental protection and social responsibility at a time when jobs and tax revenues are so critically needed.”

Mick Wilkes, Managing Director and CEO of OceanaGold Corporation commented, “We are pleased to make this investment in Pacific Rim Mining which gives OceanaGold exposure to the high quality El Dorado gold-silver project. We are particularly excited about the exploration potential in the district and view this equity placement akin to an exploration investment in an advanced, high-grade gold-silver project. We appreciate the quality of the Pacific Rim Board and management team who operate to the same high standard of environmental management and social responsibility as our own, and we look forward to seeing the El Dorado project advanced.”

OceanaGold currently does not own or control any shares of Pacific Rim, either alone or together with any joint actors. Upon closing of the transaction, OceanaGold will own and control approximately 19.98% of Pacific Rim’s issued and outstanding share capital. The acquisition of the shares is for investment purposes only. The shares acquired by OceanaGold through this financing will be subject to a four-month trading restriction beginning on the day of issuance. If, following this hold period and prior to 24 months from the date of closing of the private placement, OceanaGold wishes to sell any shares of Pacific Rim, Pacific Rim has the right to identify a qualified purchaser for such shares.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6	Page 1 of 3
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim has granted OceanaGold the right to maintain its share ownership on a percentage basis, and to increase its ownership to a maximum of 25% of Pacific Rim’s issued and outstanding share capital should future financings be undertaken within 24 months of the date of closing of the private placement, subject to regulatory and shareholder approval. The proceeds of the financing will be used for legal expenditures, exploration work, and for general corporate purposes.

The shares offered in this financing are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of United States persons (as defined in Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

About Pacific Rim Mining Corp.
Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas. Pacific Rim’s shares trade under the symbol PMU on the TSX and on the OTCQX market in the US under the symbol PFRMF.

About OceanaGold Corporation
OceanaGold Corporation(TSX:OGC, ASX:OGC, NZX:OGC) is a significant Asia Pacific gold producer with projects located on the South Island of New Zealand and in the Philippines with a head office at Level 5, 250 Collins Street, Melbourne, Victoria, 3000. The company’s assets encompass New Zealand’s largest gold mining operation at the Macraes goldfield in Otago which is made up of the Macraes Open Pit and the Frasers Underground mines. Additionally on the west coast of the South Island, the company operates the Reefton Open Pit mine. OceanaGold produces approximately 230,000 - 250,000 ounces of gold per annum from the New Zealand operations. The company also owns the Didipio Project in northern Luzon, Philippines which is in construction and expected to commission in Q4 2012. Currently, Didipio is expected to produce 100,000 ounces of gold and 14,000 tonnes of copper per year over an estimated 16 year mine life. For a copy of OceanaGold’s early warning report, please contact Liang Tang at +61 3 9656 5300 or info@oceanagold.com.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6	Page 2 of 3
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the control of Pacific Rim Mining Corp. and/or OceanaGold Corporation, including: the closing date of the financing as set forth; the receipt of all regulatory approvals necessary to close the financing as set forth; the possibility that Pacific Rim will seek to undertake future financings and will be able to secure regulatory and/or shareholder approval to do so; the receipt of any regulatory and/or shareholder approvals required to permit OceanaGold Corporation to maintain or increase its percentage share ownership in Pacific Rim Mining Corp. in any future financings; expectations related to the anticipated start-up date, production estimates and estimated mine life of OceanaGold’s Didipio mine; and the anticipated use of funds from the financing announced herein. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s and/or OceanaGold’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6	Page 3 of 3
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com